Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding a press release.

September 20, 2021

Philippine Stock Exchange, Inc.

Disclosure Department

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a copy of press release attached thereto.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

September 20, 2021

Securities & Exchange Commission

G/F Secretariat Building,

PICC Complex, Roxas Boulevard,

Pasay City 1307

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a copy of press release attached thereto.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,532 As of August 31, 2021	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	September 20, 2021
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PRESS RELEASE

Voyager's PayMaya secures digital bank license from BSP

Manila/Philippines - September 20, 2021 - Voyager Innovations (Voyager), through its financial technology arm PayMaya Philippines (PayMaya), announced that it had obtained the approval of the Monetary Board of the Bangko Sentral ng Pilipinas (BSP) to establish a digital bank.

To be known as Maya Bank, the digital bank will leverage PayMaya’s successful track record of being at the forefront of accelerating financial inclusion in the country. PayMaya is the only financial technology company in the Philippines that operates an end-to-end FinServ (financial services) ecosystem with its widely used leading e-wallet, the most extensive on-ground digital remittance network through Smart Padala, and the largest non-bank merchant payments processing business.

With the digital banking license, Maya Bank’s primary focus will be the largely unbanked and underserved population of consumers and micro, small, and medium-sized enterprises (MSMEs). It also intends to promote digital financial services among the youth, women, senior citizens, and other underbanked segments.

The BSP had earlier announced that it would limit the digital bank licenses to seven, with six now granted, including Maya Bank’s. The window for the submission of applications from new entrants, including converting banks, closed last August 31.

Manuel V. Pangilinan, Chairman of PLDT, Voyager and PayMaya, said: “The digital transformation of our country is at the top of the PLDT group’s agenda, and this development is a big step forward for Voyager and PayMaya. Maya Bank will be a key vehicle in hastening digital adoption among Filipinos through inclusive financial services.”

Orlando B. Vea, Voyager and PayMaya CEO-Founder, said: "The Philippines is at the cusp of digital transformation, and over the recent years, PayMaya has led the charge in accelerating financial inclusion across consumers and enterprises. Our digital bank license underpins the unique value of our end-to-end financial services ecosystem as it unlocks opportunities beyond payments. We are truly honored by the trust placed on us by the BSP for our digital banking endeavor."

Shailesh Baidwan, Voyager and PayMaya President, said: "We are very excited to work with the BSP to leapfrog the Philippine financial ecosystem by speedily developing and launching innovative digital banking services, especially for the underserved segments. With Maya Bank and PayMaya, we will provide a powerhouse suite of intuitive, transparent, and readily accessible digital financial services relevant to Filipinos, in support of the country's financial inclusion goals."

Both PayMaya and the soon-to-be-established Maya Bank will spearhead Voyager’s digital financial services thrust, supporting the BSP’s goals of digitizing 50% of the total volume of retail payments and expanding the financially included to 70% of Filipino adults by 2023.

In June 2021, Voyager raised an additional US$167 million to accelerate the growth of PayMaya's digital payments business and expand to new and inclusive products, such as credit, insurance, savings, and investments, through the soon-to-be-established digital bank. Voyager counts PLDT Inc. (PLDT) (NYSE: PHI) (PSE: TEL), the Philippines' largest integrated telecommunications company and digital services provider; KKR, a global investment firm; Tencent, a leading technology company in China; and World Bank’s IFC Asset Management Company (IFC AMC) through its IFC Emerging Asia Fund and IFC Financial Growth Fund, among its shareholders.

As a neo bank, Maya Bank will provide mobile-first digital banking services on the back of PayMaya's widely trusted e-wallet and proven technology platforms. It will maximize PayMaya's extensive Smart Padala agent network and leading merchant payments processing business to serve more customers and grow the digital financial ecosystem.

PayMaya launched the first open-loop digital payments app in the Philippines in 2015, changing the game by enabling users to get a basic e-wallet account with a virtual Visa or Mastercard via their mobile phones in a matter of minutes.

Since then, PayMaya has become embedded in everyday transactions of Filipinos such as sending money and remittances, bills payment, topping up of telco load and other digital goods, online shopping and face-to-face retail, donations, disbursements of payroll and citizen aid, transportation fees, and so much more.

In July this year, PayMaya teamed up with Smart to launch GigaPay, a feature that enables Smart customers to create and link their PayMaya e-wallet as the payment source for GigaLife transactions.

To reach non-digital users, PayMaya has transformed its extensive Smart Padala agent network of 55,000 touchpoints as last-mile finance hubs in grassroots communities, a significant boost for a country with only over 28,000 bank branches as of August 2021. Smart Padala is now present in over 92% of all cities and municipalities in the country, serving as cash-in, cash-out, bills payment, and remittance centers to the unbanked and underserved.

This inclusive approach has propelled tremendous growth for the company as Filipinos turn to digital and cashless technologies during the COVID-19 pandemic. PayMaya's total registered users grew by more than 2.5X since the start of 2020 to 40 million as of end-August 2021. Today, one in two Filipino adults have used the PayMaya wallet or transacted through its Smart Padala touchpoints.

Through its enterprise business, PayMaya has been equipping merchants with innovative payment solutions that accept all kinds of credit, debit, and prepaid cards, as well as e-wallets for both face-to-face and online transactions. PayMaya's payment acceptance platforms power the country's largest e-commerce, food, retail, transportation, utility companies, as well as the Philippine government through its national agencies and local government units.

Fueling the jump in enterprise payments is the MSME segment, one of the focus areas of PayMaya's rollout for innovative services. At the onset of the community quarantine measures, the company launched the PayMaya Negosyo app to enable small businesses to get their own digital QR codes and accept payments.

Early this year, PayMaya started expanding its digital financial services offerings with "sachet" loans for MSMEs through its lending arm, PayMaya Lending Corp., starting with Negosyo Advance and Instacash working capital loans for Smart Padala agents.

With insurance partners, PayMaya offers PayMaya Protect for health coverage, starting with COVID-19 and personal accidents. It also provides protection for mobile devices, with premiums that can cost less than Php1 daily for cracked screens, water damage, and other incidents. END

ABOUT VOYAGER INNOVATIONS AND PAYMAYA PHILIPPINES

Voyager Innovations, Inc. is the leading technology company in the Philippines, focused on customer-centric emerging market platforms for digital and financial inclusion. Its financial technology arm, PayMaya Philippines (PayMaya), uniquely provides integrated digital financial services platforms that cuts across consumers, merchants, communities, and government.

PayMaya provides more than 40 million Filipinos with access to financial services through its consumer platforms. Customers can conveniently pay, add money, cash out or remit through its over 300,000 digital touchpoints nationwide. Its Smart Padala by PayMaya network of over 55,000 partner agent touchpoints nationwide serves as last-mile digital financial hubs in communities, providing the unbanked and underserved access to digital services. Through its enterprise business, it is the largest digital payments processor for key industries in the country, including "every day" merchants such as the largest retail, food, gas, and eCommerce merchants, as well as government agencies and units.

To know more about PayMaya's products and services, visit www.PayMaya.com or follow @PayMayaOfficial on Facebook, Twitter, and Instagram.

For more information, please contact:

Nick Bautista Wilwayco

Head of Public Affairs and Communications

PayMaya Philippines

nick.wilwayco@paymaya.com

SIgnatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Ma. Lourdes C. Rausa-Chan
Name	:	MA. LOURDES C. RAUSA-CHAN
Title	:	Corporate Secretary

Date:  September 20, 2021